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SECUR MISSION

13026313

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-48790~~ 8-43472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Powell Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Becker Farm Road
(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Powell (973) 740-1230
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

12/18/13
KW 12/18/13

Powell Capital Markets, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Powell Capital Markets, Inc. for the year ended September 30, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

Powell Capital Markets, Inc.

Statement of Financial Condition and
Independent Auditors' Report
September 30, 2013

Powell Capital Markets, Inc.
Index
September 30, 2013

Certified
Public
Accountants

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Powell Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Powell Capital Markets, Inc. (the "Company") as of September 30, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Powell Capital Markets, Inc. as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
November 25, 2013

Powell Capital Markets, Inc.

Statement of Financial Condition
September 30, 2013

Assets		
Cash	$	344,706
Receivable from clearing broker		64,085
Fixed assets (net of accumulated depreciation of $169,629)		1,050
Prepaid and other expenses		12,860
Total assets	$	422,701
Liabilities and Stockholder's Equity		
Accounts payable	$	1,242
Income tax payable		2,000
		3,242
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding		40,000
Additional paid-in capital		261,500
Retained earnings		117,959
Total stockholder's equity		419,459
Total liabilities and stockholder's equity	$	422,701

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Powell Capital Markets, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in municipal bond underwritings and performs advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Management fees and profits from participation in municipal securities underwritings are recorded on the closing date of each underwriting.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the matters are classified as a component of income tax expense.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before the year ended September 30, 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

At September 30, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. Office Furniture and Equipment

Office furniture and equipment consist of the following at September 30, 2013:

Telephone and computer equipment	$ 124,011
Furniture and fixtures	46,668
	170,679
Less: Accumulated depreciation	169,629
	$ 1,050

Depreciation expense was $3,874 for the year ended September 30, 2013.

4. Profit Sharing Plan

The Company has a profit sharing plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. There was no contribution made during the current fiscal year ended September 30, 2013.

5. Income Taxes

Income tax expense for the year ended September 30, 2013 are summarized as follows:

	Current	Deferred	Total
Federal	$ 4,135	-	$ 4,135
State	2,851	-	2,851
	$ 6,986	-	$ 6,986

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of approximately $406,000 which exceeded the required net capital by approximately $306,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(ii) of that rule.

7. Commitment

The Company rents office space under an operating lease that expires in November 2014. The future annual rental commitments under the lease, as of September 30, 2013 are approximately as follows:

Year Ending September 30,	Total Commitments
2014	$ 62,000
2015	10,000
	$ 72,000

Rent expense recorded under this lease was $58,127 for the year ended September 30, 2013.

8. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $25,000.

The Company maintains its cash balances in multiple financial institutions.

9. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

10. Subsequent Events

In preparing its financial statements, the Company has evaluated subsequent events through the date that they were issued.